Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 13, 2018

Relating to Preliminary Prospectus issued April 5, 2018

Registration Statement No. 333-223477

Vrio Corp.

Update and Supplement to Preliminary Prospectus

This free writing prospectus relates to the initial public offering of shares of Class A common stock of Vrio Corp. (“Vrio”) and should be read together with the preliminary prospectus issued April 5, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-223477) relating to this offering of our Class A common stock. On April 12, 2018, Vrio filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) relating to this offering of our Class  A common stock, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1722854/000119312518115875/d495675ds1a.htm

References to “Vrio”, “we”, and “our” are used in the manner described in the Preliminary Prospectus and all terms not defined herein are used in the manner defined in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and updates and supplements the information contained in the Preliminary Prospectus.

Recent Developments

Preliminary and Unaudited Financial Information

We are providing preliminary information regarding certain first-quarter information. This information is subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the quarterly review of our combined financial statements. These preliminary results have not been audited or reviewed by our independent registered public accounting firm, Ernst & Young LLP, and may change and those changes may be material.

Comparison of the three months ended March 31, 2018 to the three months ended March 31, 2017

For the first quarter of 2018, we expect revenues to be in the range of $1,360-$1,370 million, down slightly versus revenues of $1,384 million for the year-ago quarter, mainly due to the transfer of our Puerto Rico operations to AT&T Inc. in early March 2018 in anticipation of the Separation. On a constant currency basis1, we expect revenues to increase approximately 7.8% for the first quarter 2018, as compared to the same period in 2017.

[1]	Excluding Venezuela and the impact of the separation of Puerto Rico.

We estimate total subscribers as of March 31, 2018 to be 13.6 million, including 8.4 million postpaid and 5.2 million prepaid.2 We expect first-quarter 2018 net subscriber losses of 15,000, an improvement of 46,0003 over first-quarter 2017. This estimate includes postpaid net subscriber losses of 94,000, compared to 168,000 in the prior year quarter, and prepaid net subscriber additions of 79,000, compared to 107,0003 in the prior year.

NYSE Listing

Our Class A common stock has been approved for listing on the New York Stock Exchange.

Closing of Debt Financing

On April 5, 2018, our subsidiaries, Vrio Finco 1 and Vrio Finco 2 Inc., issued $650 million aggregate principal amount of 6.250% notes due 2023 and $350 million aggregate principal amount of 6.875% notes due 2028 and received net proceeds of $982 million in connection therewith, and on April 9, 2018, our subsidiary, SKY Brasil, entered into the Brazilian Credit Facility and subsequently received net proceeds of $954 million in connection therewith.

Update to Unaudited Pro Forma Condensed Combined Financial Information

As noted in the “Unaudited Pro Forma Condensed Combined Financial Information”, the net proceeds from the debt financing will be used to repay our related party note payable to parent and the related party payables to parent in the combined amount of $1,967 million as of December 31, 2017. However, the unaudited pro forma condensed combined balance sheet inadvertently failed to first net against these amounts the $244 million related party receivables from parent. The Company has adjusted the unaudited pro forma condensed combined balance sheet to give effect to such netting and, as a result, pro forma related party receivables has been revised from $244 million to $0 with a corresponding reduction in parent net investment.

Vrio has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Vrio has filed with the SEC for more complete information about Vrio and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204; Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (800) 831-9146; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

[2]	Reflects Puerto Rico’s operations as having been transferred to AT&T in March 2018, and includes a one-time downward adjustment of 40,000 subscribers as of January 1, 2018 following a change in how we count commercial subscribers.
[3]	Reflects an adjustment to exclude approximately 150,000 prepaid net subscriber additions in the first quarter of 2017 from special offers targeting users of satellite free-to-air television services which churned later in 2017.